VIA EDGAR

June 27, 2025

Kalkidan Ezra, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on May 8, 2025, regarding the Registrant’s Post-Effective Amendments No. 932, 933, and 934, which were filed with the U.S. Securities and Exchange Commission on April 15, 2025, for the purpose of registering shares of the WisdomTree Global Defense Fund, WisdomTree Europe Defense Fund, and WisdomTree Asia Defense Fund (each a “Fund”), respectively. The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in each Fund’s registration statement.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and include redlined Prospectuses and Statements of Additional Information (“SAI”) no later than five business days before the effective date of the Funds’ registration statements.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectuses and SAIs will be provided to the Staff five business days before the effective date of the Funds’ registration statements.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in each Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in each Fund’s effective registration statement.

WisdomTree Global Defense Fund

Prospectus Comments and Responses

3.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense example.

Response: The Fund’s completed fee table and expense example are set forth in Appendix A hereto.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section of the Prospectus references depositary receipts. Please consider including appropriately tailored risk disclosure regarding depositary receipts.

Response: The Registrant represents that risk disclosure regarding depositary receipts is included in “Foreign Securities Risk.” The Registrant does not believe that additional disclosure is necessary.

5.	Comment: In the “Principal Investment Strategies of the Fund” section of the Prospectus, please consider disclosing whether “Other Markets” includes emerging market countries and, if so, please consider defining the term “emerging market.”

Response: The Registrant represents that a reference has been added to the “Principal Investment Strategies of the Fund” section of the Prospectus noting that certain countries in which the Fund may invest may be considered emerging market countries.

6.	Comment: Please clarify supplementally how the weightings of the Index constituents are determined and provide a detailed explanation of the Index weighting methodology.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, “Exposure Score 1” Index constituents each will have a maximum weight of 2.5% and “Exposure Score 2” constituents each will have a maximum weight of 5%. Further, at each rebalance, constituents generally will be weighted by their free float market capitalization adjusted for their exposure score, subject to the individual constituent cap described above and, if applicable, a liquidity adjustment when a security’s trading volume is below the required minimum. If the collective weight of Index constituents whose individual weights equal or exceed 5% of the Index, when added together, equal or exceed 50% of the Index, the constituent weights will be reduced so that their collective weight equals 40% of the Index at the close of the calendar quarter, and other Index constituents will be rebalanced proportionally to reflect their relative weights before the adjustment.

7.	Comment: The Staff notes that the Index classifies constituents into three groups and that specific geographic investment risk disclosure has been provided regarding two of the regions (U.S. and Europe). Please consider providing appropriately tailored risk disclosure regarding “Other Markets.”

Response: The Registrant represents that, unlike the U.S. and Europe, “Other Markets” comprises multiple countries from various regions of the world; therefore, specific geographic investment risk disclosure has not been added. The Registrant represents, however, that if the Fund invests significantly in a country in “Other Markets,” appropriately tailored risk disclosure about such country will be added.

8.	Comment: Please identify the Fund’s sub-adviser under the heading “Management –Sub-Adviser.”

Response: The Registrant confirms that the Fund’s sub-adviser will be identified under the heading “Management –Sub-Adviser” in the Fund’s effective registration statement.

WisdomTree Asia Defense Fund/WisdomTree Europe Defense Fund

Prospectus Comments and Responses

9.	Comment: Please provide, via correspondence, each Fund’s completed fee table and expense example.

Response: Each Fund’s completed fee table and expense example are set forth in Appendix A hereto.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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10.	Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section of each Prospectus references depositary receipts. Please consider including appropriately tailored risk disclosure regarding depositary receipts.

Response: The Registrant represents that risk disclosure regarding depositary receipts is included in “Foreign Securities Risk.” The Registrant does not believe that additional disclosure is necessary.

11.	Comment: Please clarify supplementally how the weightings of the Index constituents are determined and provide a detailed explanation of the Index weighting methodology.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus for WisdomTree Asia Defense Fund, “Exposure Score 1” and “Exposure Score 2” Index constituents each will have a maximum weight of 4% and “Exposure Score 3” constituents each will have a maximum weight of 7.5%. As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus for WisdomTree Europe Defense Fund, “Exposure Score 1” and “Exposure Score 2” Index constituents each will have a maximum weight of 4.5% and “Exposure Score 3” constituents each will have a maximum weight of 12.5%. Further, at each rebalance, constituents generally will be weighted by their free float market capitalization adjusted for their exposure score, subject to the individual constituent cap described above and, if applicable, a liquidity adjustment when a security’s trading volume is below the required minimum. In addition, the combined weight of constituents with “Exposure Score 3” and individual weight above 5% will be capped at 45%. If the collective weight of Index constituents whose individual weights equal or exceed 5% of the Index, when added together, equal or exceed 50% of the Index, the constituent weights will be reduced so that their collective weight equals 45% of the Index at the close of the calendar quarter, and other Index constituents will be rebalanced proportionally to reflect their relative weights before the adjustment.

12.	Comment: Please identify each Fund’s sub-adviser under the heading “Management –Sub-Adviser.”

Response: The Registrant confirms that each Fund’s sub-adviser will be identified under the heading “Management –Sub-Adviser” in the Fund’s effective registration statement.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix A

WisdomTree Global Defense Fund

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$46	$144

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4

WisdomTree Europe Defense Fund

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$46	$144

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

5

WisdomTree Asia Defense Fund

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$46	$144

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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